VIZSLA SILVER CORP.

TERM SHEET

A final base shelf prospectus containing important information relating to the securities described in this document has been filed with the securities regulatory authorities in each of the Provinces of Canada. A copy of the final base shelf prospectus, any amendment to the final base shelf prospectus and any applicable shelf prospectus supplement that has been filed, is required to be delivered with this document.

This document does not provide full disclosure of all material facts relating to the securities offered. Investors should read the final base shelf prospectus, any amendment and any applicable shelf prospectus supplement for disclosure of those facts, especially risk factors relating to the securities offered, before making an investment decision.

The securities being offered have not been, nor will they be, registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States or to, or for the account or benefit of, U.S. persons absent registration or an applicable exemption from the registration requirements of applicable United States securities laws. This term sheet shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any state in which such offer, solicitation or sale would be unlawful.

ISSUER:	Vizsla Silver Corp. ("Vizsla Silver" or the "Company")

OFFERING:

20,700,000 units ("Units") of the Company (the "Offering"). Each Unit shall consist of one common share in the capital of the Company (a "Unit Share") and one-half of one common share purchase warrant (each whole common share purchase warrant, a "Warrant"). Each Warrant shall be exercisable into one additional common share (a "Warrant Share") for 24 months from closing at an exercise price of $2.00 per Warrant Share.

OFFERING PRICE:	$1.45 per Unit (the "Offering Price")

OFFERING SIZE:	$30,015,000 (excluding the exercise of the Over-Allotment Option)

OVER-ALLOTMENT OPTION:

The Company will grant the Underwriters an option to purchase up to an additional 15% of the aggregate number of Units sold under the Offering (the "Over-Allotment Option") at the Offering Price. The Over-Allotment Option may be exercised, in whole or in part at any time up to the earlier of 30 days following the Closing Date of the Offering, for any number of Units, Unit Shares, Warrants, or any combination thereof at a price equal to the Offering Price for a Unit and a price to be agreed upon for the Units Shares and/or Warrants.

OFFERING BASIS:

"Bought deal" public offering by way of a prospectus supplement to the Company's short form base shelf prospectus dated December 1, 2020 to be filed in all of the Provinces of Canada (other than Quebec) and such other jurisdictions (the "Qualifying Jurisdictions") as may be agreed to by the Company and the Co-Lead Underwriters.

Any Units sold in the United States will be to investors in reliance upon applicable registration exemptions (including Rule 144A of the United States Securities Act of 1933 and Rule 506 of Reg. D).

USE OF PROCEEDS:

The net proceeds of the Offering will be used to advance the exploration and development of Panuco, including the delivery of a resource update in the fourth quarter of 2022, as well as for working capital and general corporate purposes

LISTING:

The Company shall obtain the necessary approvals to list the Shares, the Warrant Shares and the Compensation Warrant Shares on the TSX Venture Exchange, which listing shall be conditionally approved prior to the Closing Date.

CO-LEAD UNDERWRITERS:	PI Financial Corp. and Canaccord Genuity Corp.

COMMISSION:

The Company will pay a commission of 6.0% of the gross proceeds of the Offering on the closing of the Offering to the Underwriters. The same commission shall be paid to the Underwriters in connection with any proceeds received pursuant to the exercise of the Over-Allotment Option.

COMPENSATION WARRANTS:

The Company will issue on the Closing Date to the Underwriters compensation warrants (the "Compensation Warrants") entitling the Underwriters to purchase, at the Offering Price, that number of common shares (the "Compensation Warrant Shares") of the Company equal to 6.0% of the aggregate number of Units issued by the Company under the Offering (including full Units issued upon exercise of the Over-Allotment Option) for a period of 24 months from the Closing Date.

ELIGIBILITY:	The Unit Shares and the Warrant Shares will be qualified investments for RRSPs, RRIFs, DPSPs, RESPs and TFSAs, subject to customary qualifications.

CLOSING DATE:	On or about November 15, 2022 (the "Closing Date") or such other date as the Co-Lead Underwriters and the Company may agree.